Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF TOYO CO., LTD

A. Operation Results

Overview

Our mission is to power the world with green and clean energy.

We, TOYO Co., Ltd (the “Company”), are an early-stage company incorporated in November 2022 to separate the solar cell and module production businesses from VSUN, a majority-owned subsidiary of Fuji Solar and our affiliate. We are committed to becoming a reliable integrated service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain.

Recent Developments

ATM Program

On April 22, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC as agents (collectively, the “Agents”). Pursuant to the terms of the Sales Agreement, the Company may offer and sell up to $30,000,000 of its ordinary shares of a par value of US$0.0001 each (the “Ordinary Shares”) from time to time through the Agents (the “Offering”). The Agents will use their reasonable best efforts, as agents and subject to the terms of the Sales Agreement, to sell the Shares offered. Sales of the Shares, if any, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. The Agents will be entitled to a commission from the Company of 3.0% of the gross proceeds from the sale of Shares sold under the Sales Agreement. In addition, the Company has agreed to reimburse certain expenses incurred by the Agents in connection with the Offering. The Sales Agreement contains customary representations, warranties, and agreements of the Company and the Agents, indemnification rights and obligations of the parties and termination provisions. The Company intends to use any net proceeds from the Offering for working capital and general corporate purposes. As of the date hereof, the Company raised gross proceeds of approximately $1.1 million by issuance of 92,745 Ordinary Shares under the Sales Agreement, at an average selling price of $11.5040 per share.

Share Compensation

On August 29, 2025, the Company granted an aggregated 2,450,957 restricted shares, under the 2024 Share Incentive Plan, to management, consultants and certain employees of Abalance Corporation, the Company’s ultimate shareholder, subject to certain vesting schedules. As of March 31, 2026, the Company had no restricted shares outstanding. Accordingly, as of March 31, 2026, our management as a group held 119,000 Ordinary Shares, representing approximately 0.3% of Ordinary Shares issued and outstanding, and Mr. Junsei Ryu, indirectly held 25,527,385 Ordinary Shares, representing approximately 67.6 % of Ordinary Shares issued and outstanding.

Key Factors Affecting Our Results of Operations

We believe that our performance and future success will depend on several factors, including those key factors discussed below.

Our ability to retain VSUN as customer for our solar cells and obtain new customers

We achieved 4GW production capacity in Ethiopia in October 2025. As of March 31, 2026, we fully utilized our production capacity at our cell plants in Vietnam with achieved 2GW production capacity and in Ethiopia with 4W production capacity, as well as collaborations with some OEMs to fulfill additional orders. However our ability to retain VSUN as a solar cell customer and to obtain new solar cell customers will affect our short-term profitability and financial prospects. As of March 31, 2026, we have signed supply contracts with over 50 third-party customers, and are in active negotiation with several potential customers to supply our solar cells. For the three months ended March 31, 2026 and 2025, we derived 25% and 20% of our revenue from VSUN, respectively. Loss of business from VSUN or other future major customers could reduce our revenues and significantly harm our business.

Our ability to acquire new customers for our solar PV module products

We commenced the manufacture and sales of PV module products in the United States in the three months ended March 31, 2026. We expect that our mid-term revenue generation will primarily depend on our ability to capture the solar PV module market in the United States. Specifically, it depends on our ability to acquire new customers for our solar PV module products, both through leveraging our relationship and collaboration with VSUN, who has existing presence and market recognition in the United States, and through independent marketing efforts.

Our ability to control material, transportation and manufacturing costs

We expect that our profitability will significantly depend on our ability to control costs of sales, mainly comprised of cost of product sold, which is affected by fluctuations in prices of raw materials, including but not limited to polysilicon, silicon wafers, labor costs and costs associated with the transportation of raw materials. As we expand our production outside of Vietnam with a new cell plant in Ethiopia and a new solar module plant in Texas, U.S., we will also incur significant capital expenditure to fund the expansion of our sales and manufacturing facilities, including the construction of new solar module plants.

Our ability to extend our production capacity and integrate additional stages of the solar product supply chain

Our ability to become a reliable supplier of solar cell and module products at a competitive price will depend on our ability to extend our production capacity and achieve vertical integration. Specifically, we may plan to integrate the upstream production of wafer, midstream production of solar cell, and downstream production of PV modules. To that end, we have strategically selected a solar cell plant located in Hawassa, Ethiopia, which has commence production since April 2025 with 2GW production capacity and expanded the capacity to 4GW in October 2025 and have leased a facility located in Texas to accommodate our solar module production. We are assessing the timing and venues to further expand the annual capacity of our cell plant in the future, and whether we are successful in our future endeavor in constructing these plants will affect our ability to extend our production capacity. Additionally, executing capacity expansion also depends on our ability to secure necessary approvals, permits and adequate funding.

Our ability to price solar cell products competitively, which depends primarily on our ability to enhance conversion efficiency of solar cells

The price of our solar cells, which are our main products in the near-term, is determined by their electricity generation capacity, measured in watts. Our ability to offer competitive prices is dependent on our ability to optimize the conversion efficiency of our solar cells, utilizing effective manufacturing technologies. We are dedicated to ongoing research and development efforts to boost conversion efficiency while reducing production costs. We aim to expand our research and development team by specifically targeting top engineering talents with a background in solar energy.

Current supply-demand disparity in the United States and regulatory environment

Our ability to profit also depends on the market in United States as well as the regulatory environment for the solar industry. The U.S. market is a significant focus for us as it is one of the largest solar PV markets globally and continues to grow, and local suppliers in the United States only account for approximately 15% of the total solar module demand in 2022, according to CIC, indicating a significant supply-demand disparity. Our business and operations will also be affected by regulatory initiatives in the United States and elsewhere. For example, the U.S. Customs and Border Protection has banned the import of any products related to Xinjiang Uygur Autonomous Region of China in terms of UFLPA and a number of Chinese PV manufacturers have been included in the ban list. As a result of this regulatory development, manufacturers from Southeast Asia, particularly Malaysia, Vietnam, and Thailand, have emerged as the primary sources of PV panel and cell imports for the United States.

Impact of Macroeconomic Factors

Recently, geopolitical and economic uncertainty and volatility including armed conflicts such as the U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and Red Sea, and the conflict between Russia and Ukraine have caused supply chain disruptions and challenges for many companies.

For example, the armed conflicts such as the U.S. and Israeli war with Iran may cause shipping disruptions, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand. In addition, following the launch of a military action in Ukraine by Russia, commodity prices, including the price of oil, gas, nickel, copper and aluminum, increased. Such impacts may also be exacerbated by recent developments in the Israel-Hamas conflict. Our result of operations have not been materially impacted by the Russia-Ukraine conflict or the Israel-Hamas conflict for a number of reasons: (i) we utilize AGVs in our solar cell plant, which have reduced our reliance on manpower and the risk of production stoppages and delay; (ii) we recruit employees for our Vietnam solar cell plant primarily from Vietnam, minimizing the impact of global supply chain, if any, on our labor supply; and (iii) in obtaining polysilicon, a kind of raw materials for our solar cells, we only partner with suppliers that are pre-approved by the United States and comply with the necessary standards and regulations.

Components of Operating Results

Revenues

We generated revenues from sales of solar cells, solar modules and provision of facilitation services.

Sales of solar cells. We recognize revenue generated from sales of solar cells and silicon materials at a point in time following the transfer of control of the solar cells and silicon materials to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. The transaction price was fixed in the contracts with customers. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers. The contracts with customers may contain provisions that require us to make liquidated damage payments to the customer if we fail to ship or deliver solar cells before scheduled dates. We recognize these liquidated damages as a reduction of revenue. For the three months ended March 31, 2026 and 2025, we did not incur such liquidation damages.

Sales of solar modules. We commenced sales of solar modules to customers in October 2025. We recognize revenue generated from sales of solar modules at a point in time following the transfer of control of the solar modules to the customers, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. No variable consideration, significant financing component or payable to customers were identified in contracts with customers. In addition, the Company did not provide warranties to the customers.

Provision of original equipment manufacturer (OEM) services. During the three months ended March 31, 2026, we also provided original equipment manufacturer (OEM) services to a third-party customer. We manufactured solar cells under the customer’s name and recognized revenues on a net basis upon delivery of solar cells to the customer.

Provision of facilitation services. We commenced provision of facilitation services for customers’ solar cell products in the second half of 2024 and solar module products in the year of 2025. We are an agent in facilitation services, as we did not bear inventory risks or determine the product selling price in provision of services. The transaction price is fixed in the agreements by multiplying fixed commission rate and the quantity of customers’ solar cell products sold. No variable considerations, significant financing components or payable to customers were identified in contracts with the customer. We recognize revenue from facilitation services for the customers’ solar cells products at a point when the end customers accepts the agreed solar cell products and the customers collect the fees from end customers.

For the three months ended March 31, 2026 and 2025, the revenues were comprised of the following:

	For the Three Months Ended March 31,
	2026	2025
Revenues to third parties:
Sales of solar cells	$92,924,036	$41,023,361
Sales of solar modules	1,693,364	—
Provision of OEM services	12,198,344	—
	106,815,744	41,023,361
Revenues to related parties:
Sales of solar cells	21,689,880	9,263,896
Sales of solar modules	14,267,834	—
Provision of facilitation services	—	1,257,254
	35,957,714	10,521,150
Total revenue	$142,773,458	$51,544,511

Cost of revenues

Cost of revenues primarily consist of cost of materials, direct labor costs, and overheads which were attributable to the solar cells and solar modules sold in the relevant periods.

Selling and marketing expenses

Selling and marketing expenses primarily consist of freight and handling expenses, distribution commission expenses, entertainment expenses, and employee salary and welfare expenses.

General and administrative expenses

General and administrative expenses primarily consist of employee salary and welfare expenses, amortization of usage of infrastructure expenses and other expenses related to administrative functions. Over the next several years, we anticipate an increase in our general and administrative expenses. This is primarily due to the expansion of our workforce as our new solar cell plant commences operation. Additionally, we expect to incur higher costs related to accounting, auditing, legal, regulatory compliance, director and officer insurance, as well as investor relations, public relations, and other expenses associated with being a publicly traded company.

Interest expenses, net

Interest expenses, net consists of interest expenses incurred on borrowings from banks and related parties, partially offset by interest income generated on bank deposits.

Income Tax Expenses

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

Singapore

SinCo and TOYO Singapore are subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Vietnam

TOYO Solar and TOYO Solar Clean Energy are subject to Vietnam Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant Vietnam income tax laws. The Vietnam’s statutory, Enterprise Income Tax (“EIT”) rate is 20%.

As a new enterprise, the Company received the preferential tax treatments since its inception, and is exempt from income taxes for the first two years since the year ended December 31, 2023. When Company generated taxable income through year 2024, the Company is entitled to income tax rate of 8.5%, which is half of preferential income tax rate of 17% for four years ended December 31, 2025 through 2028.

China

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

USA

In the United States, TOYO USA Holding, TOYO America, TOYO Solar LLC, TOYO Texas and TOYO Energy are subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), the One Big Beautiful Bill Act and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

Ethiopia

TOYO Ethiopia is subject to corporate income tax at a standard rate of 30% on its business operations in Ethiopia. In accordance with the investment incentive framework of Ethiopia, eligible manufacturing entities may be granted corporate income tax exemptions upon approval by the Ethiopian Investment Commission. TOYO Ethiopia is entitled to a four-year exemption from corporate income tax commencing from the date of establishment. The Company obtained its business license on February 21, 2025. The tax exemption period covers the fiscal years from 2025 to 2028.

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2026 and 2025, in dollar amounts. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Three Months Ended March 31,
	2026	2025
Revenues from related parties	$35,957,714	$10,521,150
Revenues from third parties	106,815,744	41,023,361
Revenues	142,773,458	51,544,511

Cost of revenues – related parties	(28,475,589)	(8,857,358)
Cost of revenues – third parties	(66,536,671)	(37,885,919)
Cost of revenues	(95,012,260)	(46,743,277)
Gross profit	47,761,198	4,801,234

Operating expenses
Selling and marketing expenses	(2,007,392)	(456,087)
General and administrative expenses	(9,483,762)	(5,609,919)
Total operating expenses	(11,491,154)	(6,066,006)

Income (loss) from operations	36,270,044	(1,264,772)

Other expenses
Interest expenses, net	(785,260)	(579,049)
Other expenses, net	(1,539,250)	(367,665)
Changes in fair value of contingent consideration payable	—	(400,030)
Total other expenses, net	(2,324,510)	(1,346,744)

Income (loss) before income taxes	33,945,534	(2,611,516)

Income tax expenses	(5,534,330)	(1,104,459)
Net income (loss)	$28,411,204	$(3,715,975)

Revenues. We commenced commercial production and sales of solar cells since the second half of 2023, coinciding with the introduction of our brand “TOYO Solar” to the market. In the second half of 2025, we commenced production and sales of solar modules to customers based in the United States. Our revenues increased by approximately $91.3 million, or 177%, from approximately $51.5 million for the three months ended March 31, 2025 to approximately $142.8 million in the three months ended March 31, 2026. The increase was primarily caused by an increase of approximately $64.3 million in sales of solar cells and an increase of approximately $16.0 million in sales of solar modules.

The increase of solar cells was primarily driven by our achievement of 4GW and 2GW production capacity in Ethiopia in October 2025, leading to an increase of output to meet sales orders from our customers. The increase of solar modules was primarily due to the commencement of sales of solar modules to a related party since October 2025. We expect to expand our customer base in the years ending December 31, 2026 and 2027.

Cost of revenues. The cost of revenues increased by approximately $48.3 million, or 103%, from approximately $46.7 million for the three months ended March 31, 2025 to approximately $95.0 million for the three months ended March 31, 2026. The increase in cost of revenues was primarily in line with the increase in sales of solar cells and solar modules. However, the increase in the cost of revenues is lower than the increase in the revenues. This was primarily caused by an increase in sales to U.S. end customers with higher average selling prices, which was attributable to our achievement of 4GW production capacity in Ethiopia in the year of 2025. All solar cells manufactured in the Ethiopia plant were delivered to U.S. end customers.

Gross profit. As a result of the foregoing, we recorded a gross profit of approximately $47.8 million and $4.8 million for the three months ended March 31, 2026 and 2025, respectively, with gross profit margin of approximately 33.5% and 9.3%, respectively. The increase in gross profit margin was due to our expansion of production capacity in Ethiopia, resulting in increased sales to U.S. end customers during the second half of 2025 with higher average selling prices

Selling and marketing expenses. As compared with the selling and marketing expenses for the three months ended March 31, 2025, the selling and marketing expenses for the three months ended March 31, 2026 increased by approximately $1.6 million. The increase was primarily due to an increase of approximately $1.0 million in sales commissions which was in line with an increase of revenues, an increase of approximately $0.2 million in testing fees, an increase of approximately $0.1 million in advertising expenses and an increase of approximately $0.1 million in payroll and employee benefit expenses due to increase of headcount in our sales department.

General and administrative expenses. Our general and administrative expenses increased from approximately $5.6 million for the three months ended March 31, 2025 to approximately $9.5 million for the three months ended March 31, 2026. The increase was primarily attributable to (i) an increase of payroll and employee benefit expenses of approximately $3.6 million because we hired more administrative staff in our Ethiopia and Texas plants to achieve our target production capacity in these two areas and (ii) an increase of consulting expenses of approximately $0.5 million as we engaged more professionals and incurred share-based compensation expenses of approximately $0.1 million through the issuance ordinary shares to certain consultants.

Changes in fair value of contingent consideration payable. The 13,000,000 Earnout Shares are treated as contingent consideration in connection with the reverse recapitalization. The number of Earnout Shares depends on the ratio of actual 2024 audited net profit to the benchmark amount of $41 million, which was precluded from the equity classification under ASC 815. The contingent consideration was initially recognized as a liability on July 1, 2024, with subsequent changes in fair value charged to the unaudited condensed consolidated statements of operations and comprehensive income (loss). The changes of approximately $0.4 million in fair value between December 31, 2024 and March 31, 2025 was charged to the account of “Changes in fair value of contingent consideration payable”.

Income tax expenses. We incurred income tax expenses of approximately $5.5 million and $1.1 million for the three months ended March 31, 2026 and 2025, respectively. The increase was primarily caused by an increase in taxable income of certain subsidiaries.

Net income (loss). As a result of the foregoing, we reported a net income of approximately $28.4 million and a net loss of $3.3 million for the three months ended March 31, 2026 and 2025, respectively.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, capital contribution from shareholders, and borrowings from a related party and a bank. As of March 31, 2026 and December 31, 2025, we had working capital deficits of approximately $97.1 million and $123.9 million, respectively. This condition raised substantial doubt about our ability to continue as a going concern.

Our liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

As of March 31, 2026, the Company had contract liabilities from both third-party customers and related party customers of $133.4 million which would be settled through the recognition of revenues. Without these impacts, the Company would have an adjusted working capital of $87.4 million as of March 31, 2026. In addition, the Company generated cash flow of $33.4 million from its operating activities for the three months ended March 31, 2026, and entered into borrowing agreements with financial institutions to borrow an aggregate amount of $40.5 million.

Our liquidity is based on its ability to obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully raise more capital and execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. Currently, we are working to improve its liquidity and capital sources mainly through borrowing from related parties and obtaining financial support from its principal shareholder who has agreed to continue providing funds for the Company’s working capital needs whenever needed.

In addition, in order to fully implement its business plan and sustain continued growth, we are also actively seeking financing from outside investors, borrowings from related parties and financial institutions. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. We have prepared the unaudited condensed consolidated financial statements on a going concern basis. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that we will raise additional capital if needed.

Further, because of the numerous risks and uncertainties associated with our path to continued profitability, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our business development. There can be no assurance that our future cashflows from operating activities or financing activities including equity financing will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If we are unable to generate sufficient revenue or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve its intended business objectives. We had commenced operations in the second half of 2023, and we need to implement our business plan to obtain the necessary operational liquidity on a sustainable basis. Failure to successfully implement the plans will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

Cash Flows

The following table shows a summary of our cash flows:

	For the Three Months Ended March 31,
	2026	2025
Net cash provided by operating activities	$33,439,100	$3,721,457
Net cash used in investing activities	(4,594,653)	(16,042,826)
Net cash (used in) provided by financing activities	(15,839,361)	8,461,828
Effect of exchange rate changes on cash and restricted cash	325,716	(797,384)
Net increase (decrease) in cash and restricted cash	13,330,802	(4,656,925)
Cash and restricted cash at beginning of year	58,860,026	17,149,389
Cash and restricted cash at end of year	$72,190,828	$12,492,464

Operating activities

Net cash provided by operating activities for the three months ended March 31, 2026 was approximately $33.4 million, primarily due to a net income of approximately $28.4 million, adjusted for non-cash depreciation and amortization expenses of approximately $13.4 million, inventory write-down of approximately $3.8 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $4.0 million in accounts receivable due from third-party customers, which were driven by an increase in revenues generated from third parties during the three months ended March 31, 2026, (ii) a decrease of approximately $12.6 million in prepayments to third parties because we received certain inventories in the three months ended March 31, 2026, (iii) an increase of approximately $38.4 million in inventories as a result of an increase in purchases from suppliers to meet our increasing sales orders, (iv) a decrease of approximately $7.4 million in accounts payable, including third party customers and related party customers, due to improvement in payment to suppliers, and (v) an increase of approximately $25.5 million in advances from customers, including third-party customers and related party customers, due to an increase in sales orders from customers.

Net cash provided by operating activities for the three months ended March 31, 2025 was approximately $3.7 million, primarily due to a net loss of approximately $9.8 million, adjusted for non-cash depreciation and amortization expenses of approximately $4.4 million and inventory write-down of approximately $2.8 million, and for changes in operating assets and liabilities which primarily included (i) an increase of approximately $6.7 million due from third-party customers which were driven by an increase in revenues in the three months ended March 31, 2025, (ii) a decrease of approximately $6.8 million due from related party customers as a result of collection from related party customers, (iii) an increase of approximately $12.6 million in prepayments, including third party suppliers and related party suppliers because we were offered credit term by the suppliers and an increase of inventories of approximately $10.2 million as a result of an increase in purchases from suppliers to meet our increasing sales orders, (iv) an increase in accounts payable of approximately $17.6 million due to third party suppliers as a result of increase in purchase of inventories, and (v) an increase of approximately $10.2 million in advance from a related party as a result of collection of prepayments from a related party.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026 was approximately $4.6 million, primarily attributable to the purchase of property and equipment of approximately $4.6 million.

Net cash used in investing activities for the three months ended March 31, 2025 was approximately $16.0 million, primarily attributable to the purchase of property and equipment of approximately $16.0 million.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2026 was approximately $15.8 million, which was primarily due to the repayment of bank borrowings, including long-term bank borrowings and short-term bank borrowings, of approximately $45.3 million and repayment of related-party borrowings of approximately $11.0 million, partially offset by proceeds from short-term borrowings of approximately $40.5 million.

Net cash provided by financing activities for the three months ended March 31, 2025 was approximately $8.5 million, which was primarily due to borrowings from a bank of approximately $9.6 million and borrowings from a related party of approximately $12.0 million, partially offset by a repayment of borrowings, including long-term bank borrowings and short-term bank borrowings, of approximately $13.1 million to a bank.

Material Cash Requirements

Our material cash requirements as of March 31, 2026 and any subsequent period primarily include our capital expenditures and non-cancellable lease obligations.

Capital Expenditures

We incur capital expenditures primarily for the purchase of property and equipment. For the three months ended March 31, 2026 and 2025, we purchased property and equipment of approximately $4.6 million and $16.0 million, respectively. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make capital expenditures to meet the expected growth of its business.

Other than as disclosed in Note 16 to our unaudited condensed consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2026.

We have not entered into any significant financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Trend Information

Other than as disclosed elsewhere in this report and the annual report on Form 20-F for the year ended December 31, 2025, filed on April 1, 2026, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

D. Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our unaudited condensed consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.